January 10, 2025

Jerome Silvey
Chief Executive Officer
EQV Ventures Acquisition Corp. II
1090 Center Drive
Park City, UT 84098

       Re: EQV Ventures Acquisition Corp. II
           Draft Registration Statement on Form S-1
           Submitted December 9, 2024
           CIK No. 0002042902
Dear Jerome Silvey:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted December 9, 2024
Cover Page

1. Please revise the cover page to state whether the exercise of the private warrants on a cashless basis and the conversion of the working capital loans into units may result in a material dilution of the purchasers' equity interests. See Item 1602(a)(3) of
       Regulation S-K.
2. We note disclosure on page 20 that if you increase or decrease the size of the offering, you will take steps to maintain the ownership of your sponsor (and its permitted transferees) at 20% of issued and outstanding ordinary shares upon consummation of this offering. Please revise disclosure on your cover page to address this potential adjustment to the number of Class B shares held by the sponsor and its affiliates pursuant to Item 1602(a)(3) of Regulation S-K.
 January 10, 2025
Page 2

Summary
Conflicts of Interest, page 35

3. Please expand this section of your Summary to refer to your sponsor and its affiliates and promoters and their conflicts of interest in this discussion, as required by Item
       1602(b)(7) of Regulation SK. For instance, include disclosure of conflicts resulting from the repayment of sponsor loans and describe the financial interests of the sponsor, officers and directors to provide more quantitative information about the value of their investments in founder shares and private warrants that may be lost if a business combination does not occur. Please also disclose that you are not prohibited from engaging in a business combination with a target that has a relationship with entities that may be affiliated with your sponsor, affiliates, promoters, officers, directors or existing holders as noted on page 57.
Risk Factors
If we seek shareholder approval of our initial business combination...., page
42

4. We note disclosure here that your sponsor and directors and executive officers have agreed to vote their founder shares, private placement shares and any public shares purchased during or after this offering or in the private placement in favor of your initial business combination We also note disclosure on page 124 that your sponsor, directors, officers, advisors or their affiliates may purchase shares in privately negotiated transactions or in the open market prior to completion of your initial business combination. Please revise to explain how such purchases would comply with the requirements of Rule 14e-5 under the Exchange Act. Refer to Tender Offer
       Rules and Schedules Compliance and Disclosure Interpretation 166.01 for guidance.
If we are deemed to be an investment company under the Investment Company
Act...., page
50

5. We note your risk factor disclosure on pages 50 through 52 addressing the extent to which you could be deemed to be an investment company and the mitigation measures you may implement. We also note your statement that by restricting the
       investment of the proceeds to government securities you intend to avoid being deemed an "investment company." Please revise to include disclosure that notwithstanding your investment activities or these mitigation measures you could still be deemed to be or have been an investment company at any time since your inception. In addition, please confirm that if your facts and circumstances change over time, you will update your disclosure to reflect how those changes impact the risk that you may be considered to be operating as an unregistered investment company.
Use of Proceeds, page 87

6. We note that you have included the cost for the office space, administrative and support services for only 12 months, although you have up to 24 months to complete an initial business combination. With a view toward revised disclosure in the table, please tell us why you have not included costs assuming you continue for a 24-month period and how you expect to cover those costs if not from proceeds held outside the trust.
 January 10, 2025
Page 3

Dilution, page 91

7. We note the tabular presentation of dilution at quartile intervals. Please expand your disclosure, outside the table, to describe each material potential source of future dilution following your registered offering, including sources not included in the table with respect to the determination of net tangible book value per share, as adjusted.
       Your revisions should address, but not be limited to, founder shares' anti-dilution rights, shares that may be issued in connection with the closing of your initial business combination, additional financing(s) in connection with the closing of your initial business combination, and up to $1,500,000 of working capital loans that may be convertible into private placement warrants. Refer to Item 1602(c) of Regulation S-K.
Principal Shareholders
Restrictions on Transfers of Founder Shares and Private Placement Units, page
143

8. Please disclose in tabular format the material terms of any agreement, arrangement, or understanding regarding restrictions on whether and when the SPAC sponsor and its affiliates may sell securities of the company as required by Item 1603(a)(9).
9. Please revise the disclosure on page 143 and similar disclosure elsewhere in the prospectus to address whether there are any circumstances or arrangements under which your sponsor or affiliates have or could indirectly transfer ownership of your securities, such as through the transfer of sponsor membership interests. See
       Item 1603(a)(6) of Regulation S-K. If such circumstances or arrangements exist, or if there are no limitations on the possible transfer of sponsor membership interests, please disclose this and include risk factor disclosure about the possibility that ownership and control of the sponsor may be transferred to another party or that
       EQV Ventures Sponsor II LLC may be removed as sponsor before identifying and completing a business combination.
Exhibits

10. We note the form of legal opinion submitted as Exhibit 5.2. Please ensure the executed and filed legal opinion is not limited to whether holders of ordinary shares are liable, solely because of security holder status, for additional assessments or calls on the security by the registrant; the opinion as to whether the shares are non-
       assessable should also address whether shareholders are liable to the registrant's creditors. Please refer to Section II.B.1.a of Staff Legal Bulletin No. 19, Legality and
       Tax Opinions in Registered Offerings (October 14, 2011).
       Please contact Peter McPhun at 202-551-3581 or Mark Rakip at 202-551-3573 if you
have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
 January 10, 2025
Page 4

                          Office of Real Estate & Construction
cc:   Julian J. Seiguer